CONSENT OF NOMINEE FOR DIRECTOR
     This Consent of Nominee for Director is delivered in connection with the Registration Statement on Form S-1 (No. 333-144716) (as it may be amended from time to time, the “Registration Statement”) filed by Quest Energy Partners, L.P. (the “Partnership”) with the Securities and Exchange Commission.
     The undersigned consents to the (a) references made to him in the Registration Statement and related prospectus as having consented to serve as a director of Quest Energy GP, LLC, the general partner of the Partnership, effective immediately after the completion of the offering contemplated by the Registration Statement and such prospectus and (b) inclusion of certain biographical information regarding him in the Registration Statement and related prospectus.
Date: October 19, 2007

/s/ Mark A. Stansberry

Mark A. Stansberry